UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 25, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A. (Publicly-Held Company) Corporate Taxpayer ID CNPJ/MF No. 60.643.228/0001-21 Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793 SYNTHETIC VOTING MAP CONSOLIDATED AND ADRs FOR THE ANNUAL SHAREHOLDERS’ MEETING TO BE HELD ON APRIL 27, 2018 FIBRIA CELULOSE S.A. (“Fibria” or “Companhia”) (B3 S.A. – Brasil, Bolsa, Balcão: FIBR3 | NYSE: FBR), pursuant to CVM Instruction No. 481, of December 17, 2009, hereby provides its shareholders with the consolidated synthetic voting map related to the Annual Shareholders’ Meeting to be held on April 27, 2018 ("General Meeting") which consolidates the remote votes received directly by the Company and those received through the registrar and the custody agents. Whereas the Company has received the votes from the holders of American Depositary Receipt (“ADRs”) in advance, it provides the synthetic voting map with the results of the remote votes, including the ADRs’ holders votes. The General Meeting shall be held on April 27, 2018, at 10:00 am, at the Company‘s headquarter located in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 4th floor, in room Valor, Vila Olímpia. A) Votes considering (i) remote votes received by the Company; (ii) remote votes received by the registrar and custody agents; and (iii) ADRs’ holders votes: Item Subject B) Remote votes received directly by the Company: The Company did not receive any remote vote. 1 Number of Votes Approve Reject Abstain Total 1 Management’s accounts, management’s report, financial statements of the Company, jointly with the independent auditor’s annual report, the Fiscal Council opinion and the Statutory Audit Committee opinion regarding the fiscal year ended on December 31, 2017, as provided by the Company in the financial statements and in the management proposal for the Annual Shareholders Meeting. 265.569.347 4.796 16.984.538 282.558.681 2 Management’s capital budget proposal for the year 2018. 282.545.285 8.832 4.564 282.558.681 3 Management proposal for result allocation regarding the fiscal year ended on December 31, 2017. 282.548.239 8.643 1.799 282.558.681 4 Establishment of the Company’s Fiscal Council, which shall operate until the next annual general meeting of the Company. 282.385.089 8.591 165.001 282.558.681 5 Number of three (3) members of the Company’s Fiscal Council which shall operate until the next annual general meeting of the Company. 282.550.724 5.577 2.380 282.558.681 6 Election of the members effectives and alternates to compose the Fiscal Council (single group) Mauricio Aquino Halewicz (effective); Geraldo Gianini (alternate) Gilsomar Maia Sebastião (effective); Antônio Felizardo Leocadio (alternate) 206.799.134 3.809.518 71.950.029 282.558.681 7 Election of the members effectives and alternates to compose the Fiscal Council (separate election) Domenica Eisenstein Noronha (effective); Maurício Rocha Alves de Carvalho (alternate) 78.614.822 131.086 166.744.215 245.490.123 Marcos Tadeu De Siqueira (effective); Geraldo Affonso Ferreira Filho (alternate) 2.936.966 5.593.153 236.960.004 245.490.123 8 Global compensation of the management and the members of the Fiscal Council for the fiscal year of 2018 221.228.365 56.102.780 5.227.536 282.558.681

C) Remote votes received by the registrar and custody agents:

Item	Subject	Number of Votes			
		Approve	Reject	Abstain	Total
1	Management's accounts, management's report, financial statements of the Company, jointly with the independent auditor's annual report, the Fiscal Council opinion and the Statutory Audit Committee opinion regarding the fiscal year ended on December 31, 2017, as provided by the Company in the financial statements and in the management proposal for the Annual Shareholders Meeting.	201.413.507	0	15.423.469	216.836.976
2	Management's capital budget proposal for the year 2018.	216.836.976	0	0	216.836.976
3	Management proposal for result allocation regarding the fiscal year ended on December 31, 2017.	216.836.976	0	0	216.836.976
4	Establishment of the Company's Fiscal Council, which shall operate until the next annual general meeting of the Company.	216.673.930	0	163.046	216.836.976
5	Number of three (3) members of the Company's Fiscal Council which shall operate until the next annual general meeting of the Company.	216.836.976	0	0	216.836.976
6	Election of the members effectives and alternates to compose the Fiscal Council (single group)				
	Mauricio Aquino Halewicz (effective); Geraldo Gianini (alternate) Gilsomar Maia Sebastião (effective); Antônio Felizardo Leocadio (alternate)	161.889.474	3.038.299	51.909.203	216.836.976
7	Election of the members effectives and alternates to compose the Fiscal Council (separate election)				
	Domenica Eisenstein Noronha (effective); Maurício Rocha Alves de Carvalho (alternate)	55.002.549	124.600	161.709.827	216.836.976
	Marcos Tadeu De Siqueira (effective); Geraldo Affonso Ferreira Filho (alternate)	124.600	4.828.290	211.884.086	216.836.976
8	Global compensation of the management and the members of the Fiscal Council for the fiscal year of 2018	179.642.406	36.802.870	391.700	216.836.976

D) ADRs' holders votes:

Item	Subject	Number of Votes			
		Approve	Reject	Abstain	Total
1	Management's accounts, management's report, financial statements of the Company, jointly with the independent auditor's annual report, the Fiscal Council opinion and the Statutory Audit Committee opinion regarding the fiscal year ended on December 31, 2017, as provided by the Company in the financial statements and in the management proposal for the Annual Shareholders Meeting.	64.155.840	4.796	1.561.069	65.721.705
2	Management's capital budget proposal for the year 2018.	65.708.309	8.832	4.564	65.721.705
3	Management proposal for result allocation regarding the fiscal year ended on December 31, 2017.	65.711.263	8.643	1.799	65.721.705
4	Establishment of the Company's Fiscal Council, which shall operate until the next annual general meeting of the Company.	65.711.159	8.591	1.955	65.721.705
5	Number of three (3) members of the Company's Fiscal Council which shall operate until the next annual general meeting of the Company.	65.713.748	5.577	2.380	65.721.705
6	Election of the members effectives and alternates to compose the Fiscal Council (single group)				
	Mauricio Aquino Halewicz (effective); Geraldo Gianini (alternate) Gilsomar Maia Sebastião (effective); Antônio Felizardo Leocadio (alternate)	44.909.660	771.219	20.040.826	65.721.705
7	Election of the members effectives and alternates to compose the Fiscal Council (separate election)				
	Domenica Eisenstein Noronha (effective); Maurício Rocha Alves de Carvalho (alternate)	23.612.273	6.486	5.034.388	28.653.147
	Marcos Tadeu De Siqueira (effective); Geraldo Affonso Ferreira Filho (alternate)	2.812.366	764.863	25.075.918	28.653.147
8	Global compensation of the management and the members of the Fiscal Council for the fiscal year of 2018	41.585.959	19.299.910	4.835.836	65.721.705

Sincerely,

Guilherme Perboyre Cavalcanti
Finance and Investor Relation Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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